[Letterhead of Quanta Services, Inc.]
ACCELERATION REQUEST
July 24, 2007
Via EDGAR and Facsimile (202) 772-9368
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0407

Attn:	Pamela Long Assistant Director Division of Corporation Finance

Re:	Quanta Services, Inc. Registration Statement on Form S-4 File No. 333-142279
Dear Ms. Long:
     Quanta Services, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to July 26, 2007 at 3:00 p.m. Washington, D.C. time or as soon thereafter as practicable.
     The Company hereby acknowledges that:
1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, or require any additional information, please do not hesitate to call me at (713) 985-6412 or Christine B. LaFollette at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5896.

Very truly yours,
/s/ Tana L. Pool
Tana L. Pool
Vice President and General Counsel

cc:	Christine B. LaFollette Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana St. 44th Floor Houston, TX 77002 Fax: 713-236-0822